EXHIBIT 2.1
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                 ZAP FLOOR LINE AND DEALER DEVELOPMENT AGREEMENT
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This agreement is between ZAP and/or Voltage Vehicles (ZAP), 501 Fourth Street,
Santa Rosa, Ca. 95401 and Clean Air Motors, LLC (CAMCO) a wholly-owned subsidiary of Eckhaus Fleet, 2879 Larkin Avenue, Clovis, CA 93612

1. ZAP hereby retains CAMCO as its non-exclusive agent for the purpose of setting up one hundred and fifty (150) qualified Auto Dealers over a period of up to six (6) months, to stock and sell all available ZAP product, currently available or that become available. ZAP authorizes CAMCO to secure Purchase Orders on its behalf.

2. CAMCO will provide a complete service, from the initial dealer presentation (solicitation) through the actual receipt of vehicles and other product, invoicing and receiving payment for the vehicles, and payment to ZAP. ZAP must approve in writing of each dealer that CAMCO provides.

3. CAMCO will remain in regular contact with ZAP dealers, acting as the de-facto representative of ZAP. CAMCO will follow-up and do all re-supply orders from Dealers. ZAP will keep CAMCO informed of new and existing product as it becomes available, and CAMCO will keep all ZAP dealers informed of such new and existing product as it becomes available, and take orders on ZAP's behalf. CAMCO will provide to ZAP weekly progress reports detailing all ongoing marketing efforts.

4. CAMCO will provide to ZAP weekly progress reports detailing all ongoing marketing efforts.

5. As part of this agreement, CAMCO will enlist ZAP dealers and arrange for initial Retail Floor Plan Lines for all qualified ZAP dealers totaling approximately Forty-five (45) million dollars for the initial one hundred and fifty Dealers. Each Dealer would initially purchase a minimum of ten
     (10) to fifteen (15) Smart Cars Americanized by ZAP per Dealer.

     a) CAMCO will be compensated as follows for the dealers which they sell and ZAP approves: a.1) Twenty percent (20%) of the net profit margin per car (or other product) as cash payment calculated as the difference between the true net cost per unit to ZAP and the wholesale price per unit to each dealer. In no case shall this be less than $400.00 per vehicle, with one hundred percent (100%) matching shares of stock in ZAP and one hundred percent (100%) matching warrants of
          ZAP equal to the aforementioned cash payments paid to CAMCO, and a.2) Twenty percent (20%) of the gross amount of cash payment paid by dealer that CAMCO enlists to become a ZAP dealer.
     b) ZAP will be compensated as follows: Eighty percent (80%) of the profit margin per car (or other product), from which ZAP will pay any of their expenses, including, but not limited to the commissions due their designated dealer development sales people. Said employees, if retained by ZAP will be trained by CAMCO to initially qualify Dealer prospects, and then turn such leads over to CAMCO for final determination of Dealers qualifications. b.2) Eighty percent (80%) of the gross amount of cash payment paid by dealer that CAMCO enlists to become a ZAP dealer. b.3) ZAP will retain one hundred percent (100%)
          of sale revenue on all Auto Dealers not enlisted by CAMCO. b.4) B3
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          applies unless dealer requests flooring line with CAMCO or its finance affiliate, then on those deals CAMCO gets paid same as 5a above with ten percent (10%) instead of twenty percent.

6. CAMCO shall retain the right to audit ZAP records to determine the true cost of all products to ZAP, after quantity and or any other additional incentives are paid to ZAP.

7. CAMCO will provide complete ZAP Dealer Support Services, including but not limited to a) Warranty Administration, b) Parts Administration (Smart Automobiles LLC will provide the actual parts), and c) any updates that ZAP provides to CAMCO for the ZAP dealers.

8. CAMCO will lease a private office space of sufficient size, as determined by both CAMCO and ZAP, in the corporate headquarters of ZAP at 501 Fourth Street, Santa Rosa, CA 95401. Rent on said office space shall be $100 per month. CAMCO will supply its own CAMCO personnel at no cost to ZAP.

9. CAMCO agrees to acknowledge and comply with all ZAP trademarks, copyrights, patents, design rights and other industrial and intellectual property rights used or embodied in the products or the parts and any such rights that ZAP may have in the foregoing remain the sole and exclusive property of ZAP.

10. Both parties agree to issue joint press releases announcing the nature of this Agreement, with mutual consent on the wording of such press releases.

11. The term of this Agreement will be for a period of six (6) months from the date of signing of this Agreement, and will be renewed for additional periods by mutual agreement of ZAP and CAMCO.

12. This Agreement shall continue in full force until terminated prior to its expiration pursuant to the following at the option of the other party: a) If either party fails to perform any of the terms, conditions, agreements, or covenants in this Agreement; b) In the event either party subsequently files a petition in bankruptcy; Notice of termination shall be in writing, with thirty (30) days notice; and No other penalties will be associated with termination of this AGREEMENT.

13. Any dispute will be subject to the laws of the state of California and arbitrated in Clovis, California, County of Fresno, by an arbitrator assigned by the American Arbitration Association. Each Party shall bear its own costs and attorneys fees and costs of the Arbitration. No punitive or exemplary damages shall be awarded.

The final form of this initial Agreement will be completed within thirty (30) days of the signing of this Agreement, with all terms and conditions of the final Agreement to be agreed to by both parties.

This Agreement is agreed to and understood on this 28th day of June, 2004 by the undersigned:

     ZAP / VOLTAGE VEHICLES               CLEAN AIR MOTORS, LLC

     /s/ Steven Schneider                 /s/ Mark Eckhaus
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     Steven Schneider, CEO                Mark Eckhaus, Chief Executive Manager